UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-41634

HUB Cyber Security Ltd.

(Exact Name of Registrant as Specified in Its Charter)

2 Kaplan St.

Tel Aviv 6473403, Israel

+972-3-924-4074

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F  ☐

CONTENTS

It has come to our attention that a report on Schedule 13D was jointly filed by (i) Dominion Capital LLC, a Connecticut limited liability company (“Dominion”), (ii) DC Rainier SPV LLC, a Delaware limited liability company, (iii) Dominion Capital Holdings LLC, a Delaware limited liability company, (iv) Mikhail Gurevich and (v) Gennadiy Gurevich (collectively, the “Reporting Persons”) with the Securities and Exchange Commission on March 18, 2024 (the “Schedule 13D Filing”) with respect to the Reporting Persons’ beneficial ownership of shares of Hub Cyber Security Ltd. (the “Company”). In the Schedule 13D Filing, the Reporting Persons made several inaccurate statements regarding the Company. Notably, they alleged that on February 14, 2024, Dominion commenced insolvency proceedings against the Company under Israeli law. Contrary to this claim, the Company has not received any related motion and cannot confirm the existence of any such court filing. The Company has filed a counterclaim against Dominion in the commercial litigation proceedings between the parties in the United States referenced in the Schedule 13D Filing. The Company maintains the right to hold the Reporting Persons accountable for their malicious and detrimental actions aimed at harming the Company.

The information in this Report on Form 6-K is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Hub Cyber Security Ltd.

Date: April 2, 2024	By:	/s/ Noah Hershcoviz
Noah Hershcoviz
Chief Executive Officer

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